January 17, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (949) 369-3151

Mr. Kenneth E. Cruse, Chief Financial Officer
Sunstone Hotel Investors, Inc.
903 Calle Amanecer, Suite 100
San Clemente, CA   92673

RE: Sunstone Hotel Investors, Inc.
File No. 001-32319
Form 10-K for the year ended December 31, 2006
Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007 and
September 30, 2007

Dear Mr. Cruse:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant